

October 8, 2009

Mail Stop 4631

Brock Shealy
Senior Vice President and General Counsel
Compliance Officer and Global IT Leader
Novelis, Inc.
3399 Peachtree Road, NE, Suite 1500
Atlanta, GA 30326

> **RE:** **Novelis, Inc.**
> **Registration Statement on Form S-4**
> **Filed on September 11, 2009**
> **File No.: 333-161892**
>
> **Annual Report on Form 10-K for the Fiscal Year Ended March 31, 2009**
> **Filed on June 26, 2009**
> **File No.: 001-32312**

Dear Mr. Shealy:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4

1. We note that more than twenty of your restricted foreign and domestic
   subsidiaries will guarantee the debt securities issued by Novelis, Inc. Please note
   that at the time of its effectiveness, your registration statement must comply with
   the financial statement requirements for subsidiary guarantors set forth in Rule 3-
   10 of Regulation S-X. Please advise us about your compliance with these
   requirements. For additional guidance please see Release No. 33-7878 dated
   August 15, 2000, found on the Commission's website at
   http://www.sec.gov/rules/final/33-7878.htm.

Prospectus Cover Page

2. We note your disclosure that the notes being registered will be guaranteed by all
   of your existing and "future" Canadian and U.S. restricted subsidiaries. To the
   extent there will be additional subsidiary guarantors, please advise us as to how
   you intend to comply with your registration obligations.

3. Please consider explaining briefly the meaning of a "restricted subsidiary" at the
   beginning of your disclosure to give the reader a better understand of how you
   classify your subsidiaries.

4. Please confirm supplementally that the offer will be open for at least 20 full
   business days to ensure compliance with Rule 14e-1(a) of the Exchange Act. We
   note your disclosure that the offering period will be open until the 20th business
   day "following the date of this prospectus"; however, the rule measures the time
   period from the date of the commencement of the offer. Further, please confirm
   that the expiration date will be included in the final prospectus disseminated to
   security holders and filed pursuant to the applicable provisions of Rule 424 under
   the Securities Act.

5. Refer to the immediately preceding comment. As currently drafted, the offer
   could be open for less than 20 full business days due to the 5:00 p.m. expiration
   time instead of an expiration time of midnight on what may ultimately be the
   twentieth business day following commencement. See Question and Answer
   Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that
   your offer will be open at least through midnight. See Rule 14d-1(g)(3).

6. We note the disclosure indicating that you will issue new notes or return any old
   notes not accepted for exchange "as promptly as practicable" after expiration or
   termination of the exchange offer. Rule 14e-1(c) requires that you exchange the
   notes or return the old notes "promptly" upon expiration or termination of the

offer, as applicable. Please revise here and throughout the document, as
necessary.

7. We note the second bullet point of your "Exchange Offer" disclosure. Since your
"Conditions to the Exchange Offer" discussion on page 40 identifies more than
one condition, please revise your disclosure here to make it consistent with the
page 40 disclosure.

Industry and Market Data, page ii

8. We note your disclosure in the last sentence about your inability to guarantee the
accuracy and completeness of any third party information incorporated in the
prospectus. Clarify the extent to which you are cautioning shareholders in their
evaluation of this data. More clearly express the company's views regarding the
reliability of the data and statistics in your registration statement. Remove
language that suggests you are not responsible for assessing the reasonableness
and soundness of the market data and other information. If the industry and
market data requires disclaimers such as those presented here, it does not appear
the market data contribute to an informed investor understanding of the market for
the company's products and services as of the time of their potential investments.
Consistent with basic plain English principles and Rule 421(b) as applicable,
please assess your disclosure throughout the prospectus and revise as appropriate.

Prospectus Summary, page 1

The Exchange Offer, page 10

9. Please revise the introductory paragraph to remove the statement that the
disclosure in this section "is not intended to be complete."

Summary Description of the New Notes, page 12

10. In each instance where the guarantees are discussed, including here and the cover
of the prospectus, please disclose whether the guarantees are full and
unconditional. Also, disclose whether each of the subsidiary guarantors is 100%
owned. Refer to Rule 3-10 of Regulation S-X.

11. Please revise the heading "Certain Income Tax Considerations" on page 15 to
clarify that the disclosure discusses the "material" tax consequences of the
exchange offer and not just "certain" tax consequences. Please also revise the
heading "Certain U.S. Federal Income Tax Consequences of the Exchange Offer"
and the use of word "certain" in the first paragraph of same discussion on page
195.

Risk Factors, page 19

As part of our ongoing evaluation of our operations, we may undertake additional restructuring efforts in the future…, page 23

12. As you disclose in the second bullet point of your "Highlights" discussion on page 51, $1.5 billion of the Net loss attributable to your shareholders for the year ended March 31, 2009, reflected non-cash impairment charges, which when compared to $95 million of restructuring charges, represents a substantially larger amount. As a result, please revise your risk factor disclosure to emphasize the effect that these impairment charges have had on the company's financial status and discuss the likelihood of future impairment charges in light of the current economic environment.

Despite the level of our indebtedness, we may still incur significantly more indebtedness…, page 29

13. To help investors better measure the risk imposed by increasing your current indebtedness level, please quantify, to the extent possible, such level of additional indebtedness. Stating that the indebtedness which may be incurred could be "substantial" is too vague for purposes of allowing the investors assess the extent of this risk.

The Exchange Offer, page 37

Expiration Date; Extensions; Amendments, page 39

14. We note that you reserve the right to delay accepting any old notes. Clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c). If you are referring to the right to delay acceptance only due to an extension to the exchange offer, so state.

Conditions to the Exchange Offer, page 40

15. We note that you may determine in your "sole discretion" whether certain offer conditions have occurred or are satisfied. Please revise to include an objective standard for the determination of whether a condition has been satisfied.

16. An exchange offer may only be subject to conditions that are not within the direct or indirect control of the bidder and are drafted with sufficient specificity to allow for objetive verification that the conditions have been satisfied. Please revise

your disclosure to avoid the reference to "threatened" actions, as it is unclear how this could be objectively determined.

Withdrawal Rights, page 42

17. Your disclosure here indicates that an investor may withdraw its tender of old notes "at any time before 5:00 p.m., New York City time, on the expiration date". This disclosure appears inconsistent with similar disclosure in the Transmittal Letter attached as Exhibit 99.1, pursuant to which you instruct the old note holders that "[i]f not yet accepted" a tender pursuant to the Exchange Offer may be withdrawn at any time prior to expiration. Please reconcile your prospectus disclosure with the Transmittal Letter to make them consistent.

Use of Proceeds, page 45

18. Please disclose with quantification how the proceeds from the Original Notes were used and/or will be used.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 49

Business and Industry Climate, page 52

19. Your disclosure indicates that global economic trends impact you and there is a large amount of uncertainty with regard to economic trends and the timing of recovery. In addition, shipments in all regions remain below prior year levels. In this regard, we urge you to find ways to provide additional quantitative disclosures that convey to investors the current and ongoing risks related to your sales, earnings, and recoverability of your assets. We caution you that, to the extent you gather and analyze information regarding the risks of recoverability of your assets, such information may be required to be disclosed if it would be material and useful to investors. We believe that detailed rather than general disclosures regarding these risks and exposures would provide investors with the appropriate information to make this evaluation. For example, you should attempt to quantify the expected impact on sales of the continued downturn in the economy, if possible. Please also expand your disclosures to address the expected impact on your liquidity and capital resources. Refer to Items 303(a)(1) and (2) of Regulation S-K.

Results of Operations, page 55

20. Please revise your description of cost of goods sold here and elsewhere throughout the filing to clearly disclose that cost of goods sold is exclusive of

depreciation and amortization. See SAB Topic 11:B.

21. You present total segment income here and elsewhere throughout the filing.
Since total segment income represents a non-GAAP measure when it is presented
or discussed outside of your SFAS 131 footnote, you should ensure that either:

(a) it is not presented elsewhere in the filing; or

(b) present the disclosures required by Item 10(e) of Regulation S-K.

You should enhance your disclosures elsewhere in the filing by addressing the
following:

- state the material limitations associated with use of the non-GAAP
financial measure as compared to the use of the most directly comparable
GAAP financial measure;

- state the manner in which management compensates for these limitations
when using the non-GAAP financial measure;

- explain why your management believes that this measure provides useful
information to investors;

- provide cautionary disclosure that the non-GAAP measure presented may
not be comparable to similarly titled measures used by other entities; and

- state that this non-GAAP measure should not be considered as an
alternative to net income, which is determined in accordance with GAAP.

See also Question 21 of our FAQ Regarding the Use of Non-GAAP Financial
Measures dated June 13, 2003.

Liquidity and Capital Resources, page 70

22. You disclose on page 30 that your senior secured credit facilities, the indenture
governing your 7.25% senior notes and the indenture governing the notes impose
significant operating and financial restrictions on you. For each class of debt,
please ensure that you clearly disclose the specific terms of any material debt
covenants and whether you were in compliance with the covenants as of the
reporting date. In addition, if it is reasonably likely that you will not be in
compliance with any of your material debt covenants, please disclose the required
ratios/amounts as well as the actual ratios/amounts as of each reporting date. This
will allow readers to understand how much cushion there is between the required
ratios/amounts and the actual ratios/amounts. Please also consider showing the
specific computations used to arrive at the actual ratios/amounts with
corresponding reconciliations to US GAAP amounts, if necessary. See Sections
I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our
FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Contractual Obligations, page 83

23. Please disclose in a footnote to your contractual obligations table that the table does not include the impact of principal and interest payments associated with the $185 million 11.5% Senior Notes since they were issued subsequent to the date used for the contractual obligations table. In addition, please disclose that the table does not give effect to the repayment of other debt with the 11.5% Senior Notes.

Critical Accounting Policies and Estimates, page 86

Impairment of Goodwill, page 87

24. You recorded a $1.34 billion impairment charge in the third quarter of fiscal 2009. Additionally, you performed your annual testing for goodwill impairment as of the last day of February 2009 and no additional goodwill impairment was identified. To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying values and to the extent that goodwill for these reporting units, in the aggregate or individually, could materially impact your operating results or total shareholder's equity, please provide the following disclosures separately for each of these reporting units:

   - The percentage by which fair value exceeds the carrying value as of the most-recent step-one test;
   - The amount of goodwill;
   - A description of the assumptions that drive the estimated fair value;
   - A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions; and
   - A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

   If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination. Please also provide the above disclosures, as applicable, for any long-lived assets or asset groups for which you have determined that fair value is not substantially in excess of the carrying value and to the extent that the asset amounts, in the aggregate or individually, could materially impact your operating results or total shareholder's equity. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

Directors, Executive Officers and Corporate Governance, page 118

Our Directors, page 120

25. Please provide complete disclosure about each director's business experience for the most recent five years, and to the extent that a director is self-employed or retired, so disclose. For example, it is unclear since when Mr. Bhattacharya has served as Managing Director of Hindalco. Please see Item 401(e) of Regulation S-K.

Compensation Discussion and Analysis, page 123

Elements of Our Compensation Program, page 125

Short-Term (Annual) Incentives, page 125

26. You disclose that it is your general philosophy to tie annual cash compensation to company-wide and business unit goals as well as individual performance. However, we are unable to locate disclosure regarding the compensation committee's assessment of each named executive officer's individual performance. If individual performance was a significant factor in determining compensation, please disclose each named executive officer's personal objectives by also identifying the specific contributions made by each named executive officer and contextualize those achievements for purposes of demonstrating how they resulted in specific compensation decisions. Although quantitative targets for subjective or qualitative assessments may not be required, you should provide insight of how qualitative inputs are translated into objective pay determinations. See Item 402(b)(2)(vii) of Regulation S-K.

Annual Incentive Plan – 2008-2009, page 125

27. We note that for purposes of earning a bonus under the AIP, the compensation committee selected three key components (i.e., EBITDA, operating free cash flow performance and EHS) as performance benchmarks for the named executive officers. However, it appears that you have not provided a quantitative disclosure for each performance target to be achieved in order for each named executive officer to earn a cash bonus. Please disclose the specific performance target used to determine the cash bonus amount. In addition, please disclose the actual level of target achievement and disclose how you calculated and determined the "Fiscal 2009 Actual" numbers.

28. As noted above, two of the financial measures for purposes of determining the performance-bonus under the AIP are the EBITDA and operating free cash flow

performance. In accordance with Instruction 5 of Item 402(b) of Regulation S-K, please identify how these measures were calculated from your audited financial statements.

29. At the end of the first paragraph you disclose that the incentive benchmarks are not the same for all named executive officers. The compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. If a named executive officer's personal performance is measured against individual objectives, please disclose them to the extent material in determining the amount of the annual cash bonus. Please refer to Section II.B.1 of Commission Release No. 33-8732A, which is available on our website at http://www.sec.gov/rules/final/2006/33-8732a.pdf. Please advise or revise your disclosure accordingly.

Summary Compensation Table, page 129

30. For the awards reported in the "Stock Awards" and "Option Awards" columns, footnote (A) should disclose all assumptions made in the valuation. Refer to the Instruction to Item 402(c)(2)(v) and (vi) of Regulation S-K. The discussion of the assumptions may be made by reference to a discussion of those assumptions in the financial statements, footnotes to the financial statements, or discussion in the Management's Discussion and Analysis. Please revise your disclosure accordingly.

Legal Matters, page 197

31. Please revise your disclosure here to indicate legal counsel that will opine on the enforceability of the obligations under each guarantee.

Financial Statements for the Year Ended March 31, 2009

General

32. You disclose on page 28 that you are sometimes exposed to warranty claims. Please tell us what consideration you gave to disclosing your warranty liability activity for each period presented. Refer to paragraph 14 of FIN 45.

33. It appears that you have attempted to disclose the accumulated balances for each component of accumulated other comprehensive income in various footnotes within your financial statements. Please revise your disclosure to facilitate reconciliation between each of the individual components and the total amount presented as of each balance sheet date. See paragraph 26 of SFAS 130. In

addition, please disclose the amount of income tax expense or benefit allocated to each component of other comprehensive income in accordance with paragraph 25 of SFAS 130.

Note 1 – Business and Summary of Significant Accounting Policies, page F-12

34. Please disclose the types of expenses that you include in the cost of goods sold (exclusive of depreciation and amortization) line item and the types of expenses that you include in the selling, general and administrative expenses line item. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of goods sold (exclusive of depreciation and amortization) line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of goods sold (exclusive of depreciation and amortization), please disclose:

   - in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented; and

   - in MD&A that your cost of goods sold (exclusive of depreciation and amortization) may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of goods sold (exclusive of depreciation and amortization) and others like you exclude a portion of them, including them instead in a line item such as selling, general and administrative expenses.

Inventories, page F-18

35. You use both the average cost and FIFO methods to determine the cost of your inventory. You should generally use one inventory method for similar types of inventories. Please disclose which types of inventory you use each method for. Please disclose whether you use both methods for any similar types of inventory. If so, please also disclose your basis for doing this.

Property, Plant and Equipment, page F-18

36. The range of useful lives for your machinery and equipment of five to twenty-five years is very broad. Please breakout the machinery and equipment category into smaller components and disclose the range of useful lives for each revised category. For categories that still have very broad useful lives, please consider separately discussing the types of assets that fall in each part of the range.

Fair Value of Financial Instruments, page F-20

37. You disclose that SFAS 107 requires disclosures of the fair value of financial instruments. Please revise your disclosure to address the fact that SFAS 157 has amended the disclosure requirements set forth in SFAS 107 for financial assets and liabilities measured at fair value.

Note 4 – Restructuring Programs, page F-27

38. Please enhance your disclosure to include the total amount of restructuring charges expected to be incurred as well as the cumulative amount of restructuring charges incurred to date for each major type of cost as well as for each reportable segment as required by paragraphs 20(b) and (d) of SFAS 146.

Note 9 – Consolidation of Variable Interest Entities, page F-35

39. Please expand your disclosure to address the requirements set forth in paragraphs 23(b) and (c) of FIN 46(R) and paragraphs C4(c) and (d) of FSP FAS 140-4 and FIN 46(R)-8.

Note 20 – Commitments and Contingencies, page F-71

40. You disclose that you are involved in various lawsuits as well as proceedings related to environmental matters. Please disclose the amount of the accrual related to each matter, if any, that you have recorded. Disclose the range of loss in excess of amounts accrued or state that such an estimate cannot be made. See paragraphs 8-10 of SFAS 5. Refer to SAB Topic 5:Y as well.

Note 24 – Supplemental Guarantor Information, page F-82

41. You disclose that certain of your wholly-owned subsidiaries provided guarantees of the senior notes. Please confirm, and revise your disclosure if true, that all the subsidiary guarantors are "100% owned" as defined by Rule 3-10(h)(1) of Regulation S-X. Note that "wholly-owned," as defined in Rule 1-02(aa) of Regulation S-X, is not the same as "100% owned."

Financial Statements for the Period Ended June 30, 2009

General

42. Please address the above comments in your interim financial statements as well, as applicable.

Part II – Information Not Required in Prospectus

Description of Exhibits, II-27

43. We note that you have only filed the bylaws for Novelis Deutschland Gmbh and Novelis PAE S.A.S. Please confirm that there are no other formation documents for these two entities, such as articles of formation, or otherwise file them with your next amendment.

44. It appears that the articles and bylaws of Novelis do Brasil Ltda. are missing. Please advise.

Exhibit 5.1 Opinion of King & Spalding LLP regarding the legality of securities being issued

45. Please have counsel confirm to us that it concurs with our understanding that its reference to the General Corporation Law of the State of Delaware includes the statutory provisions and all applicable provisions of the Delaware Constitution and any reported judicial decisions interpreting these laws. Please have counsel file this confirmation as correspondence on EDGAR.

46. Refer to the second to last paragraph of the legality opinion. We understand that counsel expresses no opinion with respect to the matters contained in this section of the opinion and that these elements are necessary to the legal conclusions expressed. Yet, we cannot consent to inclusion of the assumptions as they currently appear. We would not object if counsel states that with regard to these matters of foreign law, counsel has relied, with the company's permission, on the local opinions filed as Exhibits 5.2 through 5.11 to the Registration Statement. If the legal conclusions contained in Exhibits 5.2-5.11 did not inform counsel's determinations, please advise us of the factual and legal bases that allow counsel to assume the matters contained in this section of the opinion and why this permits counsel to render an enforceable opinion.

Exhibits 10.1 and 10.2

47. We note that you have not filed the exhibits and schedules to the $800 million asset-based lending credit facility dated July 6, 2007 (Exhibit 10.1), and the $960 million term loan facility dated as of July 6, 2007 (Exhibit 10.2). Please file complete copies of these material agreements with your next amendment.

Annual Report on Form 10-K for the Fiscal Year Ended March 31, 2009

General

48. Please address the above comments in the Forms 10-K and 10-Q, as applicable.

Exhibit 31.1 – CEO Certification
Exhibit 31.2 – CFO Certification

49. In future filings please remove the chief executive officer and chief financial officer's title in the introductory line to each 302 certification. In this regard, Item 601(b)(31) of Regulation S-K requires that the certification must be provided exactly as stated therein. Also refer to SEC Release No. 33-8124 dated August 29, 2002 and SEC Staff Alert, Annual Report Reminders, dated March 4, 2005 for additional guidance. Please address this comment in your future filings of your periodic reports.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Notwithstanding our comments, in the even the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or the undersigned, at (202) 551-3397 with any other questions.

Sincerely,

Jay E. Ingram
Legal Branch Chief

cc: John J. Kelley III
        Keith M. Townsend
        King & Spalding LLP
        1180 Peachtree Street
        Atlanta, GA 30309
        via facsimile at (404) 572-5100